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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299
gtrotino@magicsoftware.com

American Express Financial Advisors (AEFA) Chooses iBOLT for Financial Services Integration Project

Irvine, California (September 14, 2004) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that American Express Financial Advisors, Inc. (AEFA), one of the leading financial planning companies in the United States, has purchased the iBOLT Integration Suite to transform legacy business processes and connect disparate financial systems.

 “We are announcing that American Express Financial Advisors has become the first of our many existing major financial services customers in the United States to acquire the iBOLT Integration Suite for use in a financial services business process integration project,” said Oren Inbar, CEO of Magic Software Enterprises, Inc. “When a global player with more than $25 billion in revenue evaluates a business integration solution, they pay particular attention to security, reliability and scalability. We are extremely proud that iBOLT was selected to accelerate business processes and eliminate barriers to business agility for this financial services industry client.”

AEFA was seeking ways to improve the performance and management of back-end processes to insure scalability and timely updates for customers. iBOLT enhances AEFA’s use of Magic eDeveloper as a deployment and development platform by enabling the development and monitoring of business process flows.

The iBOLT Integration Suite (www.magicsoftware.com/ibolt) delivers a sophisticated integration and development framework that provides customers with a state-of-the-art platform for rapidly integrating, developing, customizing and deploying complex and interactive solutions. The unique design of iBOLT enables customers to increase the efficiency, usability and life span of their existing systems while integrating new technologies and applications.

iBOLT Integration Suite supports what is known in the information technology community as service-oriented architecture (SOA), composite applications and web services. Furthermore, the iBOLT Integration Suite automates business processes by connecting employees, customers and computer systems to achieve real-time enterprise results. The iBOLT Integration Suite is aggressively priced for the mid-market customer yet appeals equally to large enterprises seeking scalable solutions.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: September 14, 2004